Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: California Water Service Group

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

California Water Service Group (Group) issued an additional Schedule 14a filing on May 5, 2023, responding to the communication filed with a notice of exempt solicitation by Nia Impact Capital (Nia) on April 27, 2023, which can be found at https://www.sec.gov/Archives/edgar/data/1035201/000121465923006090/g425231px14a6g.htm. These filings relate to Proposal No. 6 (the Proposal), which requests that Group issue near-term and long-term science-based greenhouse gas (GHG) reduction targets covering scopes 1, 2 and 3 within one year.

Nia commends Group for its commitment to adopt science-based targets for scopes 1 and 2. We are also pleased to see the progress made in the company’s emissions inventory for scopes 1 and 2, as well as the three chosen scope 3 categories.

Where our request diverges from the actions Group has taken is that Group is unwilling to establish a timeline to assess and manage its scope 3 emissions, as requested by the Proposal.

Nia acknowledges that Group's process for inventorying scope 3 emissions and setting a reduction target described in the May 5th communication could reasonably take more than the one year requested in the Proposal. However, absent some time frame for setting a commitment, even an extended one, it is difficult for investors to have confidence that Group will do so.

Group’s scope 3 emissions are significant. The company estimates in its recently released 2022 ESG report that its scope 1 emissions are 14,099 metric tons CO2e, and scope 2 emissions range from 51,738 to 36,019 metric tons CO2e (depending on the calculation approach). The three categories of scope 3 emissions Group has assessed account for 796,023 metric tons CO2e. Scope 3 emissions represent a significant percentage of Group’s climate impact, and this proportion will likely grow once a full scope 3 inventory is conducted.

As detailed in our earlier communication, Nia continues to be concerned that:

1) Group’s climate strategy is not yet aligned with the goals of the Paris Agreement.

2) Comprehensive emissions disclosure and science-based target-setting may help Group address upcoming regulatory changes and show leadership among peers.

3) Group is not meeting investor expectations for climate risk mitigation and disclosure.

As such, we urge investors to support Proposal 6.

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For questions regarding Proposal 6, please contact Meredith Benton, Whistle Stop Capital, at benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions in California Water Service Group’s proxy statement.